Mail Stop 4561

October 13, 2005

Bruce E. Moroney
Chief Financial Officer
DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335

      Re: DNB Financial Corporation
                 Form 10-K
                 Filed March 10, 2005
                 File No. 000-16667

Dear Mr. Moroney:

     We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Donald Walker, Senior
                  Assistant Chief Accountant